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                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION             0-15320
                            Washington, D.C. 20549
                                                                   Cusip Number
                                 FORM 12b-25                       358 033 108

                          NOTIFICATION OF LATE FILING

(Check One) X  Form 10-K  __ Form 20-F __ Form 11-K  __ Form 10-Q __ Form N-SAR

                 For Period Ended: November 30, 1997

                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

THE FRESH JUICE COMPANY, INC.
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Full Name of Registrant


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Former Name if Applicable

35 Walnut Avenue, Suite 4
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Address of Principal Executive Office (STREET AND NUMBER)

Clark, New Jersey 07066
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City, State and Zip Code


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PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

  X      (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  X      (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; and

 __      (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period.

     Financial reporting and accounting difficulties, relating to the consolidation of a business entity acquired during the fiscal year ended November 30, 1997, have resulted in unforeseen delays in connection with the preparation of the Registrant's year-end financial statements and its management's discussion and analysis. Specifically, the Registrant received appraisals of the fixed assets and intangible assets of Hansen's Juices, Inc., ("Hansens") and the valuation information relating to the warrants issued in connection with the Hansen's acquisition, each necessary to complete the Registrant's evaluation of the purchase accounting treatment of its acquisition of Hansen's, later than anticipated. The issuance of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" and the requirements thereunder required the Registrant to expand its disclosure of options granted under the Registrant's qualified stock option plan and certain warrants issued by the Company. The valuation information required for SFAS
123 was received by the Registrant later than anticipated. The Registrant requires additional time to complete the financial statements and Management's Disscussion and Analysis and to review the same with its Board of Directors. Consequently, the Registrant is unable to file its Annual Report on Form 10-KSB within the prescribed time period. The Registrant cannot eliminate the reasons for its inability to file the foregoing Report without unreasonable effort and/or expense. The foregoing Report will be filed not later than the fifteenth calendar day following the prescribed due date for the Report.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Mark Feldman                 (732)                396-1112
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         X  Yes   __ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    X  Yes   __ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
         See Exhibit A annexed hereto.

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                        THE FRESH JUICE COMPANY, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date March 2, 1998                  By  /s/ Steven M. Bogen
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INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).

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                                                                  Exhibit A
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     It is anticipated that the Registrant will be reporting net earnings of approximately $1.35 million for the fiscal year ended November 30, 1997 compared to a net loss of $929,043 for the fiscal year ended November 30, 1996. The Registrant's earnings were positively impacted during fiscal 1997 by (a) an increase in net sales primarily due to the positive impact of the acquisition of The Ultimate Juice Company, Inc. ("Ultimate"), Clear Springs Citrus, Inc. ("Clear Springs") and Hansen's Juices, Inc. and (b) the integration of the sales of Ultimate and Clear Springs into the Registrant's production facility in Florida.